U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (Amendment No. 2)*

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                               MKTG Services, Inc.
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                                (Name of Issuer)
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                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)
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                                   55308X 100
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                                 (CUSIP Number)
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                                  Alan I. Annex
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

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                                 March 21, 2002*
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             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*        See Explanatory Note on Page 3.

                         (Continued on following pages)

                                 SCHEDULE 13D/A

CUSIP No. 55308X 100                                      Page 2 of 6 Pages
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1.    NAME OF REPORTING PERSONS.  I.R.S. Identification Nos. of above persons
      (entities only).
      J. Jeremy Barbera
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                     (b) |_|
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS*
      PF, SC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d)
      OR 2(e)                 |X|
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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7.    SOLE VOTING POWER
       937,167  (see Item 5)
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8.    SHARED VOTING POWER
       None
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9.    SOLE DISPOSITIVE POWER
      937,167  (see Item 5)
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10.   SHARED DISPOSITIVE POWER
       None
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       937,167  (see Item 5)
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
       (see Item 5)
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14%
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14.   TYPE OF REPORTING PERSON*
        IN
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


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                                 SCHEDULE 13D/A
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CUSIP No. 55308X 100                                           Page 3 of 6 Pages
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Explanatory Note

     This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated October 21, 1996, as amended by a Schedule 13D/A, dated July 17, 1997 ("Amendment #1" and together, the "Statement"), filed by J. Jeremy Barbera ("Mr. Barbera" or the "Filing Person").

         Mr. Barbera's transactions in MKTG Services, Inc. (the
"Issuer" or "MKTG") were timely reported in accordance with Section 16 of the Securities Exchange Act of 1934, as amended. Due to MKTG's substantial offerings and the resulting increases in the number of shares outstanding, Mr. Barbera, upon review of the facts and circumstances, did not deem these historic transactions to be material. Nonetheless, to properly explain the difference between this and Amendment #1, Mr. Barbera believes that in order to not be misleading, it is beneficial to disclose all of his transactions in MKTG since the date of that Amendment #1.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement. The Statement is supplementally further amended as follows:

Item 1. Security and Issuer.

         This Schedule 13D/A relates to the common stock, par value $.01 per share (the "Common Stock"), of MKTG. MKTG is a Nevada corporation with its principle executive offices located at 333 Seventh Avenue, 20th Floor, New York, New York 10001.

Item 2.  Identity and Background.

     (a) The name of the person filing this Statement is J. Jeremy Barbera.

     (b) Mr. Barbera's business address is c/o MKTG Services, Inc., 333 Seventh Avenue, 20th Floor, New York, New York 10001.

     (c) Mr. Barbera serves as Chairman of the Board of Directors and Chief Executive Officer of MKTG, and performs such services at MKTG's offices at 333 Seventh Avenue, 20th Floor, New York, New York 10001.

     (d) During the preceding five years, Mr. Barbera has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) In December 2000, an action was filed by Red Mountain, LLP in the United States Court for the Northern District of Alabama, Southern Division against Mr. Barbera and WiredEmpire, Inc. Red Mountains' complaint alleges, among other things, violations of Section 12(2) of the Securities Act of 1933,
Section 10(b) of the Securities Act of 1934 and Rule 10(b)(5) promulgated thereunder, and various provisions of Alabama state law and common law, arising from Red Mountain's acquisition of WiredEmpire Preferred Series A stock in a private placement. Red Mountain invested $225,000 in WiredEmpire's preferred stock and it seeks that amount, attorney's fees and punitive damages. Mr. Barbera believes that the allegations in the complaint are without merit. Mr. Barbera intends to vigorously defend against the lawsuit.

     Other than the above, during the preceding five years, Mr. Barbera has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Barbera is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

CUSIP No. 55308X 100                                           Page 4 of 6 Pages
---------------------                                          -----------------

         On October 15, 2001, MKTG effectuated a six-for-one reverse stock split (the "Reverse Split"). The numbers and amounts below have not been adjusted for the Reverse Split except for those disclosed for October 2001, November 2001, February 2002 and March 2002.

     On November 6, 1997, Mr. Barbera was granted options to purchase 50,000 shares of Common Stock at an exercise price of $4.6875, exercisable immediately and expiring on November 5, 2004. In June 1998, Mr. Barbera purchased a total of 61,600 shares of Common Stock in four transactions at share prices ranging from $3.375 to $3.538 per share for a total amount of $212,001.10. In April 1999, Mr. Barbera sold a total of 211,600 shares of Common Stock in four transactions at share prices ranging from $16.5455 to $51.9275 per share for a total amount of $6,769,744.20. Also in April 1999, Mr. Barbera exercised options on April 15, 1999 to purchase 50,000 shares of Common Stock worth $33.0920 per share at an exercise price of $3.11 per share for a total amount of $155,000.00. In October 1999, Mr. Barbera purchased a total of 94,000 shares of Common Stock in two transactions at share prices ranging from $10.9291 to $12.1228 per share for a total amount of $1,095,376.30. In December 1999, Mr. Barbera gave a bona fide gift of 7,400 shares of Common Stock. In May 2000, Mr. Barbera purchased a total of 125,000 shares of Common Stock in three transactions at share prices ranging from $4.131 to $5.3323 per share for a total amount of $540,369.94. In June 2000, Mr. Barbera purchased a total of 75,000 shares of Common Stock in six transactions at prices ranging from $5.3750 to $6.6375 per share for a total amount of $461,350.00. Also in June 2000, Mr. Barbera was granted options to purchase a total of 825,000 shares of Common Stock at an exercise price of $4.4375 per share pursuant to a new employment agreement he entered into with MKTG as of June 30, 2000. In November 2000, Mr. Barbera purchased at total of 75,000 shares of Common Stock in three transactions at prices ranging from $1.7688 to $1.875 per share for a total amount of $137,970.00. In December 2000, Mr. Barbera purchased a total of 50,000 shares of Common Stock in three transactions at share prices ranging from $1.500 to $1.6875 per share for a total amount of $77,937.50. In July 2001, Mr. Barbera purchased a total of 100,000 shares of Common Stock in five transactions at prices ranging from $0.8767 to $0.9802 for a total amount of $94,813.15. In August 2001, Mr. Barbera purchased a total of 300,000 shares of Common Stock in fifteen transactions at prices ranging from $0.9299 to $1.2054 for a total amount of $328,359.01. In September 2001, Mr. Barbera purchased a total of 100,000 shares of Common Stock in three transactions at prices ranging from $0.4280 to $0.5781 per share for a total amount of $50,694.00. The source of funds for the preceding transactions were the personal funds of Mr. Barbera.

         In October 2001, Mr. Barbera purchased 100,000 shares of Common Stock in thirteen transactions at prices ranging from $2.2093 to $4.99 per share for a total amount of $447,606.32. In November 2001, Mr. Barbera purchased a total of 66,666 shares of Common Stock in nine transactions at prices ranging from $2.4157 to $3.7991 per share for a total amount of $219,417.90. In February 2002, Mr. Barbera purchased a total of 110,000 shares of Common Stock in six transactions at prices ranging from $1.2167 to $1.8600 per share for a total amount of $155,802.90. In March 2002, Mr. Barbera purchased a total of 23,000 shares of Common Stock in three transactions at prices ranging from $1.8100 to $1.9800 per share for a total amount of $43,390.00. The source of funds for the preceding transactions is that certain Promissory Note entered into by Mr. Barbera and payable to MKTG for an amount up to $1,000,000, plus interest (the "Note"). The Board of Directors of MKTG approved the loan of up to $1,000,000 to Mr. Barbera by unanimous written consent on October 15, 2001. The term of the
Note is five years with interest accruing annually for each year of the term of the Note at the rate of interest announced by The Bank of New York as its prime rate on October 15, 2001, the date of the Note.

Item 4.  Purpose of Transaction.

     Mr. Barbera made the purchases described above in Item 3 as a personal investment and to express his personal economic commitment to MKTG.

     Mr. Barbera does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

CUSIP No. 55308X 100                                           Page 5 of 6 Pages
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     (a) Mr. Barbera beneficially owns 937,167 shares, or 14% of MKTG's outstanding Common Stock (based on 6,524,467 shares of MKTG Common Stock outstanding on February 11, 2002), of which (i) 633,000 shares are owned by Mr. Barbera and (ii) options to acquire 304,167 shares of Common Stock have been issued to Mr. Barbera under his employment agreement.

     (b) Mr. Barbera has the sole right to vote and/or direct the vote of 937,167 shares of which he has the right to dispose of and/or direct the disposition of 937,167.

     (c) In the past sixty days, Mr. Barbera has engaged in the following transactions in the class of securities reported on herein:

          Name           Transaction                Date             Number of Shares        Price per Share
          ----           -----------                ----             ----------------        ---------------
J. Jeremy Barbera         Purchase           February 21, 2002            30,000                 $1.2167
J. Jeremy Barbera         Purchase           February 22, 2002            20,000                 $1.2684
J. Jeremy Barbera         Purchase           February 25, 2002            10,000                 $1.3200
J. Jeremy Barbera         Purchase           February 26, 2002            19,500                 $1.4162
J. Jeremy Barbera         Purchase           February 27, 2002            25,800                 $1.7200
J. Jeremy Barbera         Purchase           February 28, 2002             4,700                 $1.8600
J. Jeremy Barbera         Purchase             March 1, 2002              10,000                 $1.8100
J. Jeremy Barbera         Purchase             March 5, 2002               5,000                 $1.8900
J. Jeremy Barbera         Purchase             March 21, 2002              8,000                 $1.9800


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MKTG shares which are the subject of this statement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Filing Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1.       Promissory Note

CUSIP No. 55308X 100                                           Page 6 of 6 Pages
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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2002

                                                        J. JEREMY BARBERA
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                                                        /S/ J. JEREMY BARBERA
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